Exhibit 99.1

CASCADES ANNOUNCES THE OPTIMIZATION OF ITS CORRUGATED SHEET PLANT CAPACITY IN ONTARIO

Kingsey Falls, QC, August 28, 2018 – Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue products, announces plans to close two sheet plants in Barrie (Jellco) and Peterborough, Ontario, as part of its ongoing efforts to reorganize and optimize its corrugated packaging platform in Ontario.

"We are announcing today that production from the Barrie and Peterborough plants will gradually be redeployed to our other facilities in Ontario. This decision will enable us to better align our existing production capacity and to improve service for our valued customers," said Charles Malo, President and Chief Operating Officer of Cascades Containerboard Packaging.

The two plants will be closed no later than December 31st 2018, affecting approximately 65 employees. The Company is making this announcement well in advance of the anticipated closing date in order to minimize the impact on our employees and to initiate efforts to relocate as many of the affected employees as possible to our other business units. Any employees who are not relocated to other plants will be offered assistance in finding alternative employment.

Cascades would like to thank employees for their dedication and loyal service, and their ongoing commitment to ensuring the successful transfer of existing business to other plants.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs 11,000 women and men, who work in over 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

Facebook: facebook.com/Cascades

Twitter: twitter.com/CascadesDD | twitter.com/CascadesSD | twitter.com/CascadesInvest

YouTube: youtube.com/Cascades